Exhibit 99.143

NR: 21-24 | May 31, 2021

Skeena Discovers Additional High Grade Mineralization in Former Eskay Creek

Waste Facility Including 13.09 g/t AuEq over 13.68 metres

Vancouver, BC (May 31, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report final drilling results from the 2021 Albino Waste Facility (“AWF” or “Albino”) investigation at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. This initial examination, totaling 190 m, was completed utilizing an air rotary drill rig from the ice surface of the permitted AWF in March 2021. Analytical results from the last four of eight drill holes are presented in this release. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek AWF 2021 Highlights:

•	3.97 g/t Au 130 g/t Ag (5.70 g/t AuEq) over 15.20 m (SK-21-845)

•	8.68 g/t Au 330 g/t Ag (13.09 g/t AuEq) over 13.68 m (SK-21-846)

•	3.19 g/t Au 115 g/t Ag (4.73 g/t AuEq) over 14.19 m (SK-21-847)

•	2.62 g/t Au 82 g/t Ag (3.71 g/t AuEq) over 19.76 m (SK-21-848)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths equate to 100% of reported sample lengths. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Historical Waste Facility Continues to Demonstrate Significant Grade and Potential

The remaining four drill holes for the 2021 AWF investigation have all demonstrated substantial grades and true widths, highlighted by SK-21-846 which intersected 8.68 g/t Au, 330 g/t Ag (13.09 g/t AuEq) over 13.68 m, including two very high-grade subintervals of 36.70 g/t Au 1,575 g/t Ag (57.70 g/t AuEq) over 1.52 m and 17.05 g/t Au, 637 g/t Ag (25.54 g/t AuEq) over 1.52 m. This drill hole is a re-drill of SK-21-845 which was abandoned due to technical difficulties. However, SK-21-845 intersected 3.97 g/t Au, 130 g/t Ag (5.70 g/t AuEq) over 15.20 m before being abandoned. All drill holes from the 2021 investigation intersected substantial Au-Ag mineralization over an area measuring 6,223 m2. The total area of the AWF measures 128,900 m2 and areas not yet drilled remain open for expansion. Length weighted composite grades (uncut) for all eight drill holes averages 4.12 g/t Au, 163 g/t Ag (6.30 g/t AuEq) over an average length of 16.70 m.

Albino Waste Facility Discussion

Situated west of the Eskay Creek mine site, the AWF was utilized by former operators as a subaqueous repository for mine waste management and included both mine waste rock as well as mill tailings.

During historical operations, the underground mine development was largely tunneled in the often-mineralized footwall Rhyolite sequences below the mined Contact Mudstone. Although these rocks possessed variable Au-Ag grades, former operators considered the Rhyolite-hosted mineralization uneconomic due to the high cutoff grades required at the time. Hence, this development rock was transferred to the AWF for subaqueous deposition.

Via the initial drill-based investigation in Q1 2021, the Company has now empirically demonstrated that significant Au-Ag mineralization was in fact deposited at Albino. Only 5% of the entire AWF has been investigated to date. This first phase of drilling was performed on staggered 50 m centers from the frozen ice surface. Analytical results for the eight drill holes indicate excellent downhole as well as hole to hole Au-Ag grade continuity.

Next Steps – 2021 Program Extension

The Company is currently planning an extension to this drilling program which will be completed in the second half of 2021 based on the positive results from the preliminary investigation.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and John Tyler. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2021 Albino Drilling Campaign Length-Weighted Drill Hole Composites:

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Hg (ppm)	As (ppm)	Sb (ppm)
SK-21-845	2.94	5.98	3.04	2.00	59	2.78	14	136	245
SK-21-845	5.98	7.50	1.52	2.26	76	3.27	12	157	262
SK-21-845	7.50	9.02	1.52	2.30	71	3.24	11	206	270
SK-21-845	9.02	10.54	1.52	2.93	133	4.70	19	231	462
SK-21-845	10.54	12.06	1.52	2.06	69	2.98	11	177	245
SK-21-845	12.06	13.58	1.52	9.02	254	12.41	46	626	1,870
SK-21-845	13.58	15.10	1.52	4.56	75	5.56	26	271	471
SK-21-845	15.10	16.62	1.52	6.41	209	9.20	54	274	986
SK-21-845	16.62	18.14	1.52	6.16	295	10.09	87	237	1,695
Composite	2.94	18.14	15.20	3.97	130	5.70	29	245	675
SK-21-846	5.96	7.48	1.52	2.00	42	2.56	11	146	345
SK-21-846	7.48	9.00	1.52	2.22	55	2.95	11	169	242
SK-21-846	9.00	10.52	1.52	4.93	202	7.62	32	235	679
SK-21-846	10.52	13.56	3.04	2.52	84	3.64	10	222	259
SK-21-846	13.56	15.08	1.52	4.60	130	6.33	20	506	429
SK-21-846	15.08	16.60	1.52	36.70	1,575	57.70	94	652	2,740
SK-21-846	16.60	18.12	1.52	5.62	164	7.81	56	206	926

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Hg (ppm)	As (ppm)	Sb (ppm)
SK-21-846	18.12	19.64	1.52	17.05	637	25.54	181	292	3,130
Composite	5.96	19.64	13.68	8.68	330	13.09	47	294	1,001
SK-21-847	2.67	7.23	4.56	1.71	51	2.39	16	367	337
SK-21-847	7.23	8.75	1.52	3.37	110	4.84	38	344	646
SK-21-847	8.75	10.27	1.52	5.81	239	9.00	79	379	1,175
SK-21-847	10.27	11.79	1.52	2.46	73	3.44	21	245	364
SK-21-847	11.79	13.31	1.52	2.65	70	3.58	17	341	308
SK-21-847	13.31	14.83	1.52	5.51	241	8.72	46	471	881
SK-21-847	14.83	16.86	2.03	3.62	144	5.54	39	246	509
Composite	2.67	16.86	14.19	3.19	115	4.73	32	344	543
SK-21-848	2.10	5.14	3.04	3.76	54	4.47	13	239	298
SK-21-848	5.14	6.66	1.52	2.02	57	2.79	11	172	303
SK-21-848	6.66	8.18	1.52	1.39	38	1.90	11	162	199
SK-21-848	8.18	9.70	1.52	3.65	97	4.94	26	206	708
SK-21-848	9.70	11.22	1.52	1.87	45	2.47	14	188	308
SK-21-848	11.22	12.74	1.52	2.92	103	4.29	34	157	767
SK-21-848	12.74	14.26	1.52	1.63	98	2.94	22	235	439
SK-21-848	14.26	15.78	1.52	2.86	130	4.59	29	312	657
SK-21-848	15.78	17.30	1.52	2.49	94	3.74	29	311	827
SK-21-848	17.30	18.82	1.52	1.49	41	2.04	12	216	334
SK-21-848	18.82	20.34	1.52	2.96	92	4.18	29	296	682
SK-21-848	20.34	21.86	1.52	3.21	165	5.41	34	183	1,140
Composite	2.10	21.86	19.76	2.62	82	3.71	21	224	535

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths equate to 100% of reported sample lengths. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-21-845	6689.0	9531.0	1049.0	18.1	0.0	-90.0
SK-21-846	6688.6	9531.0	1049.8	25.7	0.0	-90.0
SK-21-847	6643.0	9510.5	1049.8	22.4	0.0	-90.0
SK-21-848	6690.9	9586.9	1049.8	21.9	0.0	-90.0

ESKAY CREEK PROJECT
SITE LOCATION MAP
MAY 2021
ESKAY CREEK MINE SITE
21 ZONES
ALBINO WASTE FACILITY
22 ZONES
MAIN ACCESS ROAD
2021 AU-AG RESOURCES (PROJECTED TO SURFACE)
WATERBODY
TAILINGS STORAGE FACILITY
0 1 2 3 4 Kilometers

ESKAY CREEK PROJECT
ALBINO WASTE FACILITY
COMPOSITE VERTICAL SECTION
150 METRE SECTION ENVELOPE
LOOKING GRID NORTH
NEWLY REPORTED SKEENA DRILL INTERCEPT (G/T AUEQ ANNOTATION)
WASTE ROCK AND TAILINGS
SK-21-841: 6.31 / 16.01
SK-21-843: 6.89 / 22.80
SK-21-844: 4.82 / 19.76
SK-21-842: 6.72 / 12.16
WATER SURFACE
WASTE ROCK AND TAILINGS
BEDROCK
SK-21-847
SK-21-844
SK-21-841
SK-21-843
SK-21-846
SK-21-845
SK-21-848
SK-21-842
SK-21-848: 2.62 g/t Au 82 g/t Ag (3.71 g/t AuEq) over 19.76 metres
SK-21-845: 3.97 g/t Au 130 g/t Ag (5.70 g/t AuEq) over 15.20 metres
SK-21-847: 3.19 g/t Au 115 g/t Ag (4.73 g/t AuEq) over 14.19 metres
SK-21-846: 8.68 g/t Au 330 g/t Ag (13.09 g/t AuEq) over 13.68 metres
1000 mASL
50 METRES
200 mE
250 mE
300 mE